NO ACT

DC
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

February 11, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Moody's Corporation
Incoming letter dated December 28, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Moody's by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 28, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 63852-00013

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Massachusetts Laborers' Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Moody's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Massachusetts Laborers' Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") and its Audit Committee adopt the following policy:

1. The Company shall not employ any individual within one year of that individual being employed by any client;
2. The Company shall rotate the lead analyst for a client every five years; and
3. The Audit Committee shall be directly and fully responsible for managing potential conflicts of interest with clients and shall annually conduct internal audits to determine that the Company is complying with this policy.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters Related to the Company's Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7), which allows for the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release articulated the two central considerations that underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion, and termination of employees." The Commission stated that the second consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See also Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 531 (D.C. Cir. 1990) ("management cannot exercise its specialized talents effectively if corporate investors assert the power to dictate the minutia of daily business decisions") (*citing Med. Comm. for Human Rights v. SEC,* 432 F.2d 659, 679 (D.C. Cir. 1970), *vacated as moot*, 404 U.S. 403 (1972)).

1. The Proposal Involves Ordinary Business Matters Because It Relates to the Termination, Hiring, or Promotion of Employees.

The first prong of the Proposal requests that the Board and its Audit Committee establish a policy that "[t]he Company shall not employ any individual within one year of that individual being employed by any client." This type of broad proscription, which would be applicable regardless of the position in which the Company might propose to employ a person, implicates the type of fundamental and complex matters that are not proper for stockholder proposals because it involves tasks that are fundamental to management's ability to run a company on a day-to-day basis and delves too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) concurring that stockholder proposals addressing the hiring and qualifications of employees constitute ordinary business matters.

In *United Technologies* (avail. Feb. 19, 1993), the Staff explained that "[a]s a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, *employee hiring and firing,* conditions of the employment and employee training and motivation" (emphasis added). The Commission reaffirmed this position in the 1998 Release, which cited "the management of the workforce, such as the *hiring, promotion, and termination of employees*, decisions on production quality and quantity, and the retention of suppliers" as examples of proposals that are excludable under the ordinary business exception (emphasis added). In accordance with that view, the Staff consistently has determined that stockholder proposals relating to the termination, hiring or promotion of employees are properly excludable from proxy materials in reliance on Rule 14a-8(i)(7) and its predecessor.

For example, in *Norfolk Southern Corp.* (avail. Feb. 1, 2001), the Staff concurred that the company could exclude a proposal urging the board to commence a search for experts possessing specified characteristics, with the objective of replacing the current management team. The Staff concurred that the proposal implicated ordinary business matters because it related to "the termination, hiring, or promotion of employees." Similarly, in *Health Management Associates, Inc.* (avail. Nov. 2, 1999), a proposal would have required, among other things, that all directors of nursing and key nursing department heads employed by the company's hospitals have a minimum of a Bachelors Degree in Nursing. In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employee qualifications." *See also Capital One Financial Corp.* (avail. Feb. 3, 2005) (Staff concurred that a proposal instructing the company to issue a statement that provided information relating to the elimination of jobs and/or relocation of U.S.-based jobs to foreign countries, as well as any planned job cuts or offshore relocation activities could be excluded as ordinary business because it related to "management of the workforce"); *General Electric Co.* (avail. Feb. 3, 2005) (same); *The Walt Disney Co.* (avail. Dec. 16, 2002) (Staff concurred that a proposal to remove the company's chairman, chief executive officer and other management personnel and hire a particular individual as chief executive officer could be excluded as ordinary business because it related to "the termination, hiring, or promotion of employees"); *Wachovia Corp.* (avail. Feb. 17, 2002) (Staff concurred that a proposal instructing the board to "seek and hire" a new chief executive officer could be excluded as ordinary business because it related to "the termination, hiring, or promotion of employees").

The first prong of the Proposal broadly relates to all hiring decisions by the Company—that the Company not employ any person in any capacity based on where the candidate might have worked in the past year. By thus seeking to restrict the Company's activities in one of the most fundamental and ordinary course aspects of its business, the Proposal clearly is excludable under Rule 14a-8(i)(7).

2. The Proposal Involves Ordinary Business Matters Because It Relates to Specific Terms Applied in Management of the Workforce.

The second prong of the Proposal requests that the Board and its Audit Committee establish a policy that "[t]he Company shall rotate the lead analyst for a client every five years." By seeking to dictate specific terms applied in the management of the workforce, this request likewise implicates the type of fundamental and complex matters that are not proper for stockholder proposals because they do not raise a significant policy issue but instead involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company.

For example, in *Donaldson Co.* (avail. Sept. 13, 2006), the proposal requested that the board take steps to "assure appropriate ethical standards related to employee are adhered to" and criticized the performance review process that the company had in place, resulting in the Staff concurring that the proposal involved "management of the workplace." In *Johnson & Johnson* (avail. Feb. 24, 2006), the Staff concurred with exclusion of a proposal urging the board to establish a Scientific Integrity Committee to: develop, analyze and implement policies, procedures and programs to assure research integrity; detect, investigate and prevent research misconduct; investigate and maintain in confidence disclosures, complaints and claims of reprisal from any individual regarding research integrity; and recommend the findings and actions to the board. In concurring that the proposal implicated ordinary business matters, the Staff noted that the proposal addressed "management of the workplace." *See also Merck & Co., Inc.* (avail. Jan 19. 2005) (proposal requesting board to take certain actions regarding alleged ethical concerns excludable as involving management of the workforce). As with these proposals, the Proposal seeks to interfere with management of the Company's workforce by prescribing rotation of certain personnel every five years.

In a long series of precedent, the Staff has concurred in the omission of stockholder proposals which seek to address potential ethical or other issues by proposing specific actions relating to the management of company employees. Because the proposals go beyond requesting the company to address a policy concern, and instead propose a specific manner or specific terms for the company to implement, these proposals seek to micromanage the company and are excludable as relating to the company's ordinary business. In *Intel Corp.* (avail. Mar. 18, 1999), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal to implement an "Employee Bill of Rights" which contained specified provisions. In *Transamerica Corp.* (avail. Jan. 22, 1986), the Staff agreed that there was a basis for excluding a proposal calling for a corporate code of conduct addressing, among other things, employee relations and equal employment opportunity. In *NYNEX Corp.* (avail. Feb. 1, 1989), the Staff concurred in the omission of a similar stockholder proposal, noting that the proposal sought to specify "the particular topics to be addressed in the [c]ompany's code of conduct." *See also USX Corp.* (avail. Dec. 28, 1995) (concurring in the exclusion of a proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees, in particular, as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics"). Likewise, the Staff has consistently concurred that proposals urging companies to adopt a policy of rotating auditors at specified intervals are excludable under Rule 14a-8(i)(7) as relating to "the method" of selecting independent auditors. *See El Paso Corp.* (avail. Feb 23, 2005).

Each of the precedent cited above involve proposals setting forth specific standards to address a possible conflict of interest, business integrity or independence issue. Likewise, the second prong of the Proposal seeks specifically to address how the Company should manage its ordinary business affairs in order to address what the Proposal describes as a potential conflict of interest; that is, by having the Company "rotate the lead analyst for a client every five years." In this respect, the Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," and accordingly implicates the Company's ordinary business operations.

3. *Regardless of Whether the Proposal Touches upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact that It Distinctly Addresses Ordinary Business Matters.*

The well-established precedent set forth above demonstrates that the Proposal addresses in part ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). *See Intel Corp.* (avail. March 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations . . .") (emphasis added). The Staff consistently has concurred that a stockholder proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it: (i) discontinue an accounting technique; (ii) not use funds from the company's pension trust to determine executive compensation; and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters—*i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Capital One Financial Corp.* (avail. Feb. 3, 2005) and *General Electric Co.* (avail. Feb. 3, 2005) (proposals addressing off-shore relocation of jobs excludable under Rule 14a-8(i)(7) when they also addressed management of the workforce); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excluded in its entirety because the proposal also requested that the report address ordinary business matters).

Under these precedent, when even one prong of a stockholder proposal implicates ordinary business matters, it is not necessary to consider whether other aspects of the proposal raise significant policy issues. Thus, regardless of whether other aspects of the Proposal implicate significant policy issues, under well-established precedent, the entire Proposal may be excluded because – as analyzed above – it also addresses ordinary business matters under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(7). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Jane Clark, Corporate Secretary of Moody's Corporation, at (212) 553-0300.

Sincerely,

Ronald O. Mueller

ROM/kml
Enclosures

cc: Jane Clark, Moody's Corporation
Elizabeth McCarroll, Moody's Corporation
Jennifer O'Dell, Laborers' International Union of North America
Corporate Governance Project

EXHIBIT A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 20, 2007

Via Facsimile
212-553-0084

Ms. Jane Clark
Corporate Secretary
Moody's Corporation
99 Church Street
New York, NY 10007

Dear Ms. Clark:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Moody's Corporation. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P.V. Masiello
Administrator

TPVM/gdo
Enclosure

Resolved: That the shareholders of Moody's Corporation ("Company") request that the Board of Directors and its Audit Committee adopt the following policy:

1. The Company shall not employ any individual within one year of that individual being employed by any client;
2. The Company shall rotate the lead analyst for a client every five years; and
3. The Audit Committee shall be directly and fully responsible for managing potential conflicts of interest with clients and shall annually conduct internal audits to determine that the Company is complying with this policy.

Supporting Statement:

In a Commentary in *The Wall Street Journal* (Sept. 7, 2007) entitled "Conflicts and the Credit Crunch," Arthur Levitt, former Chairman of the SEC, wrote:

> In terms of market meltdowns and the degree of pain inflicted on the financial system, the subprime mortgage crisis has the potential to rival just about anything in recent financial history from the savings-and-loan crisis of the late 1980s to the post-Enron turndown at the beginning of this decade.
>
> The scope of this crisis is not the only similarity to the Enron-era scandals. They also share root causes that include conflicts of interest, a lack of accountability, and limited transparency leavened with a healthy dose of naive greed. Then, these symptoms were found among a key group of gatekeepers -- auditors. Now, they are found in an equally critical gatekeeper -- the credit ratings agencies.
>
> As documented both in the media and by the Securities and Exchange Commission (SEC), credit ratings agencies -- such as Moody's Investor Service, S&P, and Fitch Ratings -- are playing both coach and referee in the debt game. They rate companies and issuers that pay them for that service. And, in the case of structured financial instruments which make it possible to securitize all those subprime mortgages, they help issuers construct these products to obtain the highest possible rating. These conflicts are hard to spot because transparency among these agencies is murky at best, and currently it is difficult to hold these agencies accountable for any wrongdoing.

The *Wall Street Journal* ("How Rating Firms' Calls Fueled Subprime Mess," August 15, 2007) recently reported:

> [C]redit-rating firms also played a role in the subprime-mortgage boom that is now troubling financial markets...
>
> The subprime market has been lucrative for the credit-rating firms. Compared with their traditional business of rating corporate bonds, the firms get fees about twice as high when they rate a security backed by a pool of home loans. . . .

Congress, the SEC, and states' attorneys generals are investigating the role of the credit rating agencies in the subprime mortgage crisis. Shareholders also have an important role to play in encouraging the Board to manage potential conflicts of interest. This proposal will help restore confidence in our Company and the industry by encouraging the Board to enact policies that help lead the way in ensuring transparency and integrity in its relationships with clients.

STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQ57
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

Sent Via Fax 212-553-0084

December 4, 2007

Ms. Jane Clark
Corporate Secretary
Moody's Corporation
99 Church Street
New York, NY 10007

Re: Certification of Shareholding in Moody's Corporation <cusip 615369105> for MA Laborers Pension Fund

Dear Ms. Clark,

State Street Bank is the record holder for **1,100 shares** of Moody's Corporation ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Moody's Corporation
Incoming letter dated December 28, 2007

The proposal requests that the board of directors and the audit committee adopt a policy that the company shall not employ any individual within one year of that individual being employed by any client; the company shall rotate the lead analyst for a client; and the audit committee shall manage potential conflicts of interests with clients and audit the company's compliance with this policy.

There appears to be some basis for your view that Moody's may exclude the proposal under rule 14a-8(i)(7), as relating to Moody's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Moody's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END